VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. SiSi Cheng, Office of Manufacturing

Mr. Ernest Greene, Office of Manufacturing May 12, 2023

Re: ChipMOS TECHNOLOGIES INC.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 13, 2023

File No. 001-37928

Ladies and Gentlemen:

On behalf of ChipMOS TECHNOLOGIES INC. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated May 1, 2023 from SiSi Cheng and Ernest Greene the Staff Office of Manufacturing to Silvia Su the Company’s Vice President, Finance and Accounting Management Center (the “Comment Letter”), with respect to the Company’s above-captioned Form 20-F for the Fiscal Year Ended December 31, 2022 (the “Form 20-F”).

The comment and response set forth below are keyed to the headings used in the Comment Letter.

Form 20-F for the Year Ended December 31, 2022

Risks Factors

Risks Relating to Economic Conditions and the Financial Markets, page 3

Comment:

1. We note your risk factor indicating that global inflation and financial market disruptions could materially and adversely affect your business and results of operations. In future filings, please expand your disclosure to discuss if recent inflationary pressures have materially impacted the company’s operations, clarify the resulting impact on the company, and identify actions planned or taken, if any, to mitigate inflationary pressures. In this regard, please also identify the types of inflationary pressures you are facing and how your business has been affected.

Response to Comment 1:

The Company respectfully advises the Staff that the Company will in future filings provide additional disclosure regarding inflation and financial market disruptions impact, please see underlined text that follows below. For trade tensions, related disclosure in Form 20-F includes disclosure at page 13 under Systemic political, economic and financial crises could negatively affect our business. For the inflation, related disclosure in Form 20-F includes disclosure at page 19 under Industry Background - Semiconductor Industry Trends and at page 44 Overview - Highly Cyclical Nature of the Semiconductor Industry.

Risks Relating to Economic Conditions and the Financial Markets

Global inflation and financial markets disruptions could materially and adversely affect our business and results of operations.

Disruptions in global inflation, interest rate rising, financial markets, trade tensions and COVID-19 may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and inflation, which led the weakness of macro-economic environment, will impact the end product market demand. The softness in broader market demand including smart phones, TVs, PC/servers and other consumer products, directly affects the inventory elimination of our customers. The decrease in segment revenue was principally due to the weakness of macro-economic environment, softness in market demand and customer adjustment of inventory levels, all of which led to the decreased utilization rate of our production lines since the second half of 2022.

Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. We are not able to predict the occurrence, frequency, duration or extent of disruptions in global inflation and financial markets, or when the trade tensions could be settled down. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties occur or continue, or if credit and financial markets and confidence in economic conditions deteriorate, our business and results of operations could be materially and adversely affected.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 48

Comment:

2. Please revise to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. For example, you disclose that revenue decreased 14% in 2022 principally due to decreased customer demand without discussing any underlying drivers for the significant decrease in customer demand. In future filings, please revise your discussion to include an analysis of the known material trends, events, demands, commitments and uncertainties, and quantify and discuss the underlying drivers or metrics to illustrate the change in demand (e.g., volume, product mix, utilization rates and average selling price).

Response to Comment 2:

The Company respectfully advises the Staff that the Company will in future filings provide additional disclosure regarding comprehensive and quantified discussion and analysis of the factors that impacted our results between comparative periods, please see the underlined text that follows below.

Revenue. Our revenue decreased by NT$3,883 million, or 14%, to NT$23,517 million (US$765 million) in 2022 from NT$27,400 million in 2021.

Revenue from testing services decreased by NT$655 million, or 11%, to NT$5,244 million (US$171 million) in 2022 from NT$5,899 million in 2021.

Revenue from assembly services decreased by NT$1,258 million, or 16%, to NT$6,706 million (US$218 million) in 2022 from NT$7,964 million in 2021.

Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services decreased by NT$922 million, or 11%, to NT$7,289 million (US$237 million) in 2022 from NT$8,211 million in 2021.

Revenue from bumping services decreased by NT$1,048 million, or 20%, to NT$4,278 million (US$139 million) in 2022 from NT$5,326 million in 2021.

The economic uncertainty, caused by trade tensions and inflation, led the weakness of the macro-economic environment and softness in market demand. The decrease in segment revenue was principally due to the weakness of macro-economic environment, softness in broader market demand, including smart phones, TVs, PC/servers and other consumer products, and customer inventory level adjustments, led to the decreased utilization rate of our production lines since second half of 2022.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$1,541 million, or 8%, to NT$18,605 million (US$605 million) in 2022 from NT$20,146 million in 2021, primarily due to the decrease of direct material expense, direct labor expense, operating supplies expense and inventories supplies of NT$1,006 million (US$33 million), NT$285 million (US$9 million), NT$136 million (US$4 million) and NT$118 million (US$4 million), respectively. The decrease in cost of revenue was primary due to softness in market demand and decreased sales volume, which impacted our related costs.

Our gross profit decreased to NT$4,912 million (US$160 million) in 2022 from NT$7,254 million in 2021. Our gross margin was 20.9% in 2022, compared to 26.5% in 2021.

Our gross profit margin for testing services decreased to 31.2% in 2022 from 37.1% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for assembly services decreased to 7.0% in 2022 from 17.2% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for LCD, OLED and other display panel driver semiconductor assembly and testing services decreased to 29.3% in 2022 from 33.2% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for bumping services decreased to 15.7% in 2022 from 18.2% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

The decrease in segment gross profit was due to broader market weakness, end market demand weakness, and customer inventory adjustments, which led to the decreased utilization rate of our production lines since second half of 2022. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 83% in 2021 and 66% in 2022. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 85% in 2021 and 62% in 2022. Our average capacity utilization rate for LCD, OLED and other display panel driver semiconductor assembly and testing was 80% in 2021 and 67% in 2022. In addition, our average capacity utilization rate for bumping was 85% in 2021 and 63% in 2022.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Liquidity and Capital Resources, page 50

Comment:

3. Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. For example, describe how changes in accounts and notes receivable and inventories contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Response to Comment 3:

The Company respectfully advises the Staff that the Company will in future filings provide additional disclosure regarding discussion of the underlying reasons for changes in working capital items that affect operating cash flows, please see the underlined text that follows below.

Net Cash Generated from Operating Activities

Net cash generated from operating activities amounted to NT$8,616 million (US$280 million) in 2022, primarily as a result of (i) profit before income tax of NT$4,028 million (US$131 million) and (ii) our non-cash depreciation in the amount of NT$4,752 million (US$155 million), partially offset by the non-cash share of profit of associates and joint ventures accounted for using equity method of NT$454 million (US$15 million), and (iii) the changes in accounts and notes receivable and accounts and notes payable of NT$1,511 million (US$49 million), and (iv) income tax paid of NT$1,355 million (US$44 million). Net cash generated from operating activities amounted to NT$7,320 million in 2021, primarily as a result of (i) profit before income tax of NT$6,036 million and (ii) our non-cash depreciation in the amount of NT$4,634 million, partially offset by the non-cash share of profit of associates and joint ventures accounted for using equity method of NT$626 million, and (iii) the changes in accounts and notes receivable and inventories of NT$2,086 million and (iv) income tax paid of NT$692 million. The increase in net cash generated from operating activities in 2022 compared to 2021 was primarily due to cash inflows from the changes in accounts and notes receivable, inventories, and financial assets at fair value through profit or loss. The accounts and notes receivable and inventory were lower compared to prior year due to softness in market demand in the broader market, including smart phones, TVs, PC/servers and other consumer products, and customer inventory adjustments, which led to a decreased utilization rate of our production lines since the second half of 2022, which impacted our sales and purchases. Financial assets at fair value through profit or loss were lower due to disposal in the current year of related investments. Cash outflows were impacted by the decrease in profit before income tax, changes in other payables and increase in income tax paid. Changes in other payables were due to an increase in employees’ compensation paid as a result of higher net profit in 2021. The increase in income tax paid compared to prior year was also due to higher net profit in 2021.

In addition, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding the foregoing, kindly contact the undersigned at +886.3.577.0055 (ext. 6050) or Remsen Kinne of our legal counsel K&L Gates LLP, at (415) 882-8019 or remsen.kinne@klgates.com.

Sincerely,

/s/ Silvia Su

Silvia Su

Vice President, Finance and Accounting Management Center